Exhibit 7

RATIO OF EARNINGS TO FIXED CHARGES

	Years ended December 31,
	2009	2008	2007	2006	2005
	(in million EUR, except ratios)
Earnings:
Income before taxes	(464)	(1,061)	3,077	3,971	2,796
Add: fixed charges	2,632	2,688	3,334	3,395	3,279

(A)	2,168	1,627	6,411	7,366	6,075

Fixed charges:
Interest	412	526	474	362	373
Interest on fixed annuities, investment contracts and savings accounts	2,220	2,162	2,860	3,033	2,906

	2,632	2,688	3,334	3,395	3,279

Dividend on preferred shares	90	122	112	85	80
Coupons on perpetual capital securities	244	254	235	204	192

(B)	2,966	3,064	3,681	3,684	3,551

Ratio: (A)/(B)	0.7	0.5	1.7	2.0	1.7
Ratio excluding interest on fixed annuities, investment contracts and savings accounts:	(0.1)	(0.6)	4.3	6.7	4.9

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